Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-229810

DEPOSITARY SHARES EACH REPRESENTING A 1/40TH INTEREST IN A SHARE OF

5.700% FIXED-TO-FLOATING RATE NON-CUMULATIVE PERPETUAL PREFERRED STOCK, SERIES C

Pricing Term Sheet

This term sheet supplements the information set forth under “Description of the Series C Preferred Stock” in the preliminary prospectus supplement, dated April 23, 2019 to the prospectus dated February 22, 2019.

Issuer:	Regions Financial Corporation

Security:	Depositary shares (the “Depositary Shares”) each representing a 1/40th interest in a share of 5.700% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series C, of the Issuer (the “Preferred Stock”)

Expected Security Ratings (Moody’s/S&P/Fitch):*	Ba1 / BB+ / BB- (Positive/Stable/Stable)

Size:	$500,000,000 / 20,000,000 Depositary Shares

Over-allotment option:	No over-allotment option applies to this offering

Liquidation Preference:	$25 per Depositary Share (equivalent to $1,000 per share of Preferred Stock)

Term:	Perpetual

Dividend Rate (Non-Cumulative):	From the date of issuance to, but excluding, August 15, 2029, at an annual rate of 5.700%, and from and including August 15, 2029, at an annual rate equal to three-month LIBOR plus 3.148%, in each case, only when, as and if declared

Dividend Payment Dates:	Quarterly in arrears on February 15, May 15, August 15, November 15 of each year, commencing on August 15, 2019

Day Count:	From the date of issuance to but excluding August 15, 2029, 30/360 and from and including August 15, 2029, actual/360

Trade Date	April 23, 2019

Settlement Date:	April 30, 2019 (T+5)**

Optional Redemption:	The Issuer may redeem the Preferred Stock, at its option, at a price equal to $1,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends (without regard to any undeclared dividends) to but excluding the redemption date, (i) in whole or in part, from time to time, on any dividend payment date on or after May 15, 2029 or (ii) in whole but not in part, at any time following a regulatory capital treatment event (as defined in the preliminary prospectus supplement dated April 23, 2019).

Listing:	Application will be made to list the Depositary Shares on the New York Stock Exchange (the “NYSE”) under the symbol “RFPrC.” If approved for listing, trading of the Depositary Shares on the NYSE is expected to commence within the 30-day period after the original issuance date of the Depositary Shares.

Public Offering Price:	$25 per Depositary Share

Underwriting Discounts and Commissions:	$0.4043 per Depositary Share, reflecting 14,257,535 Depositary Shares sold to institutional investors, for which the underwriters received an underwriting discount of $0.2500 per Depositary Share, and 5,742,465 Depositary Shares sold to retail investors, for which the underwriters received an underwriting discount of $0.7875 per Depositary Share.

Net Proceeds to Issuer (after underwriting discounts and commissions, before offering expenses):	$491,913,425.06

Joint Book-Running Managers:	Morgan Stanley & Co. LLC UBS Securities LLC Wells Fargo Securities, LLC Goldman Sachs & Co. LLC RBC Capital Markets, LLC Regions Securities LLC

Co-Managers:	Academy Securities, Inc. Credit Suisse Securities (USA) LLC R. Seelaus & Co., LLC

CUSIP/ISIN for the Depositary Shares:	7591EP 704 / US7591EP7044

*

An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the Depositary Shares should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

**

It is expected that delivery of the Depositary Shares will be made in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about the fifth business day following the date of this term sheet. Trades of securities in the secondary market generally are required to settle in two business days, referred to as T+2, unless the parties to a trade agree otherwise. Accordingly, by virtue of the fact that the initial delivery of the Depositary Shares will not be made on a T+2 basis, investors who wish to trade the Depositary Shares before a final settlement will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

The Depositary Shares are not deposits or obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other government agency or instrumentality.

The Issuer has filed a registration statement (including a prospectus, as supplemented by a preliminary prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read each of these documents and the other documents the Issuer has filed with the SEC and incorporated by reference in such documents for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC at (866) 718-1649, UBS Securities LLC at (888) 827-7275, Wells Fargo Securities, LLC at (800) 326-5897, Goldman Sachs & Co. LLC at (866) 471-2526, RBC Capital Markets, LLC at (866) 375-6829 or Regions Securities LLC at (404) 279-7400.

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